Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
(in millions)

	First Nine Months 2011	2010	2009	2008	2007	2006
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (b)	$7,228	$7,149	$2,599	$(14,895)	$(4,286)	$(15,490)
Less: Equity in net (income)/loss of affiliated companies included in income/(loss) before income taxes	(405)	(538)	(336)	(382)	(639)	(599)
Adjusted income/(loss)	6,823	6,611	2,263	(15,277)	(4,925)	(16,089)
Adjusted fixed charges (c)	3,759	6,741	7,395	10,518	11,753	9,439
Earnings/(Losses)	$10,582	$13,352	$9,658	$(4,759)	$6,828	$(6,650)

Combined Fixed Charges
Interest expense (d)	$3,417	$6,173	$6,818	$9,787	$11,036	$8,804
Interest portion of rental expense (e)	138	204	258	322	344	327
Total combined fixed charges	$3,555	$6,377	$7,076	$10,109	$11,380	$9,131

Ratios
Ratio of earnings to combined fixed charges	3.0	2.1	1.4	(f)	(f)	(f)
__________
(a) Discontinued operations are excluded from all amounts. There were no preferred stock dividends in the periods displayed.
(b) Income/(Loss) before income taxes includes equity income/(loss) from unconsolidated subsidiaries.
(c) Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from affiliated companies as well as amortization of capitalized interest. (Capitalized interest (in millions): First Nine Months 2011 - $20; 2010 - $20; 2009 - $28; 2008 - $50; 2007 - $47; 2006 - $53)
(d) Includes interest, as shown on our statement of operations, plus capitalized interest.
(e) One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) were inadequate to cover fixed interest charges by (in billions): 2008 - $14.9; 2007 - $4.6; 2006 - $15.8.